UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          Mindspeed Technologies, Inc.
                    -----------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    83088M102
                    -----------------------------------------
                                 (CUSIP Number)

                             Conexant Systems, Inc.
                      4000 MacArthur Boulevard, West Tower
                          Newport Beach, CA  92660-3095
                       Attention: Dennis E. O'Reilly, Esq.
                          Senior Vice President, Chief
                           Legal Officer and Secretary
                                 (949) 483-4600

                                 with a copy to:

                             Chadbourne & Parke LLP
                              30 Rockefeller Plaza
                               New York, NY  10112
                        Attention: Peter R. Kolyer, Esq.
                                 (212) 408-5100
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 April 28, 2004
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

-------------------------------------------------------------------------------
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                               Page 1 of 12 Pages

                                  SCHEDULE 13D

---------------------                                    ----------------------
CUSIP No. 83088M102                                        Page 2 of 12 Pages
---------------------                                    ----------------------

-------   ---------------------------------------------------------------------

   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Conexant Systems, Inc.        25-1799439

-------   ---------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |_|

                                                                       (b)  |_|

-------   ---------------------------------------------------------------------

   3      SEC USE ONLY

-------   ---------------------------------------------------------------------

   4      SOURCE OF FUNDS
          OO

-------   ---------------------------------------------------------------------

   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                |_|

-------   ---------------------------------------------------------------------

   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

-----------------  -------  ---------------------------------------------------

                      7     SOLE VOTING POWER
    NUMBER OF                30,000,000

      SHARES       -------  ---------------------------------------------------

   BENEFICIALLY       8     SHARED VOTING POWER
                            0
     OWNED BY
                   -------  ---------------------------------------------------
       EACH
                      9     SOLE DISPOSITIVE POWER
     REPORTING              30,000,000

      PERSON       -------  ---------------------------------------------------

       WITH          10     SHARED DISPOSITIVE POWER
                            0

-------   ---------------------------------------------------------------------

  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          30,000,000

-------   ---------------------------------------------------------------------

  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                            |_|

-------   ---------------------------------------------------------------------

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          23.4%

-------   ---------------------------------------------------------------------

  14      TYPE OF REPORTING PERSON
          CO

-------   ---------------------------------------------------------------------

CUSIP NO. 83088M102              SCHEDULE 13D              Page 3 of 12 Pages


Item 1.  Security and Issuer.
         -------------------

                This statement relates to the common stock, par value $0.01 per share (together with the associated preferred share purchase rights, the "Common Stock"), of Mindspeed Technologies, Inc., a Delaware corporation (the "Company"). The Company's principal executive office is located at 4000 MacArthur Boulevard, East Tower, Newport Beach, California 92660-3095.


Item 2.  Identity and Background.
         -----------------------

                This statement is being filed by Conexant Systems, Inc., a Delaware corporation ("Conexant"). Conexant is a leading provider of integrated circuits and software for broadband communications solutions addressing consumer, business enterprise and service provider markets. Conexant's principal executive office is located at 100 Schulz Drive, Red Bank, New Jersey 07701. The name, business address and present principal occupation or employment (including the name and address of the corporation or organization in which such employment is conducted) of each executive officer and director of Conexant is set forth in Schedule A to this statement and is incorporated herein by reference in its entirety. To Conexant's knowledge, all such persons are citizens of the United States unless otherwise noted in Schedule A. During the last five years, neither Conexant nor, to Conexant's knowledge, any of Conexant's executive officers or directors has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining

CUSIP NO. 83088M102              SCHEDULE 13D              Page 4 of 12 Pages


future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

                On June 27, 2003, Conexant completed the spin-off to Conexant shareholders of all outstanding shares of the Company, then a wholly-owned subsidiary of Conexant (the "Spin-Off"). In connection with the Spin-Off, the Company issued to Conexant a warrant (the "Initial Warrant") to purchase 30,000,000 shares of Common Stock (the "Initial Warrant Shares"). The Initial Warrant entitles Conexant to purchase the Initial Warrant Shares at an exercise price of $3.408 per share, subject to adjustments for anti-dilution purposes. The Initial Warrant will become exercisable on June 27, 2004 and will remain exercisable until June 27, 2013.


Item 4.  Purpose of Transaction.
         ----------------------

                Conexant acquired the Initial Warrant for investment purposes in connection with the Spin-Off. It is Conexant's intent to liquidate the portion of the Initial Warrant classified as current on its balance sheet in the next twelve months.

                Except for the foregoing, neither Conexant nor, to Conexant's knowledge, any of Conexant's executive officers or directors has any present plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.


Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

                Based on the Company's Quarterly Report on Form 10-Q for the quarterly period ended January 2, 2004, as of January 30, 2004 there were 98,303,041 shares of

CUSIP NO. 83088M102              SCHEDULE 13D              Page 5 of 12 Pages


Common Stock issued and outstanding. On April 28, 2004, the date 60 days prior to June 27, 2004, the earliest date on which the Initial Warrant may be exercised, Conexant beneficially owned the Initial Warrant, which was exercisable for the Initial Warrant Shares, and based on the number of shares of Common Stock issued and outstanding as of January 30, 2004, Conexant therefore beneficially owns approximately 23.4% of the outstanding Common Stock. Conexant has the sole power to dispose of the Initial Warrant and would have the sole power to vote or dispose of any Initial Warrant Shares acquired thereunder.

                To Conexant's knowledge, set forth on Schedule B to this statement, which is incorporated herein by reference in its entirety, is a table showing the aggregate number and percentage ownership of shares of Common Stock (including shares for which there is a right to acquire) for each executive officer and director of Conexant, identifying the number of shares as to which there is sole or shared power to vote or dispose.

                Neither Conexant nor, to Conexant's knowledge, any of Conexant's executive officers or directors has engaged in any transactions involving shares of Common Stock during the 60 days prior to the date of this statement.


Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer.
         ------------------------------------------------------

                Conexant holds the Initial Warrant. Conexant and the Company also entered into a registration rights agreement pursuant to which the Company registered under the Securities Act of 1933, as amended (the "Securities Act"), the issuance of the Initial Warrant Shares upon exercise of the Initial Warrant, as well as the resale of the Initial Warrant or the Initial Warrant Shares by Conexant or any transferee of the Initial Warrant or the Initial Warrant Shares.

CUSIP NO. 83088M102              SCHEDULE 13D              Page 6 of 12 Pages


                In addition, prior to Spin-Off, the Company entered into a senior secured revolving credit facility with Conexant, under which the Company may borrow up to $50 million for its working capital and other general corporate purposes. The Company may borrow under the credit facility only to restore its cash balance to $25 million. In connection with the credit facility, on June 27, 2003 the Company issued to Conexant warrants (the "Credit Agreement Warrants") to purchase up to 8,333,334 shares of Common Stock (the "Credit Agreement Warrant Shares"). The number of shares that may be acquired under the Credit Agreement Warrants, if any, will depend on the highest level of borrowings under the credit facility, increasing on a pro rata basis up to a maximum of 8,333,334 shares of Common Stock if the level of borrowings under the credit facility reaches $50 million. As of the date hereof the Company has not borrowed any funds under the credit facility and Conexant may not exercise any of the Credit Agreement Warrants. Conexant and the Company also entered into a registration rights agreement pursuant to which the Company registered under the Securities Act the issuance of the Credit Agreement Warrant Shares upon exercise of the Credit Agreement Warrants, as well as the resale of the Credit Agreement Warrants or the Credit Agreement Warrant Shares by Conexant or any transferee of the Credit Agreement Warrants or the Credit Agreement Warrant Shares.

                As set forth on Schedule B, each of Messrs. Beall, Cicerone, Decker, Farrill, Iyer, Mercer, Stead, Blouin, Brewster, O'Reilly and Rhodes holds options to purchase Common Stock under the Company's 2003 Stock Option Plan, which were derived from options to purchase Conexant common stock in connection with the Spin-Off. In addition, as set forth on Schedule B, each of Messrs. Beall, Decker and Stead holds options to purchase Common Stock under the Company's Directors Stock Plan.

CUSIP NO. 83088M102              SCHEDULE 13D              Page 7 of 12 Pages


Item 7.  Material to be Filed as Exhibits.
         --------------------------------

Exhibit 1. Initial Warrant dated June 27, 2003 issued by the Company to Conexant is incorporated by reference to Exhibit 4.5 to the Company's Registration Statement on Form S-3 (Registration No. 333-109523).

Exhibit 2. Registration Rights Agreement dated as of June 27, 2003 by and between the Company and Conexant is incorporated by reference to Exhibit 4.6 to the Company's Registration Statement on Form S-3 (Registration No. 333-109523).

Exhibit 3. Credit Agreement Warrant dated June 27, 2003 issued by the Company to Conexant is incorporated by reference to Exhibit
                4.5 to the Company's Registration Statement on Form S-3 (Registration No. 333-109525).

Exhibit 4. Registration Rights Agreement dated as of June 27, 2003 by and between the Company and Conexant is incorporated by reference to Exhibit 4.6 to the Company's Registration Statement on Form S-3 (Registration No. 333-109525).

CUSIP NO. 83088M102              SCHEDULE 13D              Page 8 of 12 Pages


                                   SIGNATURE
                                   ---------


                After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  May 10, 2004                       CONEXANT SYSTEMS, INC.

                                           By: /s/ DENNIS E. O'REILLY
                                               -----------------------------
                                               Dennis E. O'Reilly
                                               Senior Vice President, Chief
                                                 Legal Officer and Secretary

CUSIP NO. 83088M102              SCHEDULE 13D              Page 9 of 12 Pages


                                   SCHEDULE A

           EXECUTIVE OFFICERS AND DIRECTORS OF CONEXANT SYSTEMS, INC.

                The following table sets forth the name, business address and present principal occupation or employment of each executive officer and director of Conexant. Except as otherwise indicated below, the business address of each person set forth on this Schedule A is: c/o Conexant Systems, Inc., 4000 MacArthur Boulevard, West Tower, Newport Beach, CA 92660-3095.

-------------------- ----------------------------------------------------------
NAME                  PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT

--------------------  ---------------------------------------------------------
Donald R. Beall       Retired
(Director)

--------------------  ---------------------------------------------------------
Steven J. Bilodeau    President and Chief Executive Officer
(Director)            Standard Microsystems, Inc.
                      80 Arkay Drive
                      Hauppauge, New York  11788

--------------------  ---------------------------------------------------------
Ralph J. Cicerone     Chancellor and Daniel G. Aldrich Professor of Earth
(Director)            Sciences
                      University of California, Irvine
                      274 Rowland Hall
                      University of California
                      Irvine, CA  92717-3100

--------------------  ---------------------------------------------------------
Dipanjan Deb          Partner
(Director)            Francisco Partners
                      2882 Sand Hill Road, Suite 280
                      Menlo Park, CA  94025

--------------------  ---------------------------------------------------------
Dwight W. Decker      Non-executive Chairman of the Board of Conexant
(Director)

--------------------  ---------------------------------------------------------
F. Craig Farrill      Managing Director and Chief Technology Officer
(Director)            inOvate Communications Group
                      2010 Crow Canyon Place, Suite 270
                      San Ramon, CA  94583

--------------------  ---------------------------------------------------------
Armando Geday         Chief Executive Officer
(Director)            Conexant Systems, Inc.
                      100 Schulz Drive
                      Red Bank, New Jersey  07701

--------------------  ---------------------------------------------------------

CUSIP NO. 83088M102              SCHEDULE 13D              Page 10 of 12 Pages


--------------------  ---------------------------------------------------------
Balakrishnan S. Iyer  Retired
(Director)

--------------------  ---------------------------------------------------------
John W. Marren        Partner
(Director)            Texas Pacific Group
                      301 Commerce St., Ste. 3300
                      Fort Worth, TX  76102

--------------------  ---------------------------------------------------------
D. Scott Mercer       Senior Vice President and Advisor to Chief Executive
(Director)            Officer
                      Western Digital Corporation
                      20511 Lake Forest Drive
                      Lake Forest, CA  92630

--------------------  ---------------------------------------------------------
Jerre L. Stead        Retired
(Director)

--------------------  ---------------------------------------------------------
Giuseppe P. Zocco*    General Partner
(Director)            Index Ventures
                      2, rue de Jargonnant
                      1207 Geneva, Switzerland

--------------------  ---------------------------------------------------------
J. Scott Blouin       Senior Vice President and Chief Accounting Officer

--------------------  ---------------------------------------------------------
Lewis C. Brewster     Executive Vice President, Sales, Operations and Quality

--------------------  ---------------------------------------------------------
Robert McMullan       Senior Vice President and Chief Financial Officer
                      Conexant Systems, Inc.
                      100 Schulz Drive
                      Red Bank, New Jersey  07701

--------------------  ---------------------------------------------------------
Dennis E. O'Reilly    Senior Vice President, Chief Legal Officer and Secretary

--------------------  ---------------------------------------------------------
C. Michael Powell     Senior Vice President and Chief Operating Officer
                      Conexant Systems, Inc.
                      100 Schulz Drive
                      Red Bank, New Jersey  07701

--------------------  ---------------------------------------------------------
F. Matthew Rhodes     President

--------------------  ---------------------------------------------------------

*   Giuseppe P. Zocco is an Italian citizen.

CUSIP NO. 83088M102              SCHEDULE 13D              Page 11 of 12 Pages


                                   SCHEDULE B

      BENEFICIAL OWNERSHIP OF MINDSPEED TECHNOLOGIES, INC. COMMON STOCK BY
           EXECUTIVE OFFICERS AND DIRECTORS OF CONEXANT SYSTEMS, INC.

                The following table sets forth the aggregate number and percentage ownership of shares of Mindspeed Technologies, Inc. Common Stock (including shares for which there is a right to acquire) beneficially owned by each executive officer and director of Conexant as of May 7, 2004. Each individual has sole voting and investment power with respect to the shares set forth below.

--------------------   ----------------------------------   --------------------
NAME                          SHARE OF COMMON STOCK         PERCENT OF CLASS (1)

--------------------   ----------------------------------   --------------------
Donald R. Beall                715,513 (2) (3) (4)                  0.7%

--------------------   ----------------------------------   --------------------
Steven J. Bilodeau                     --                            --

--------------------   ----------------------------------   --------------------
Ralph J. Cicerone                   8,938 (3)                        *

--------------------   ----------------------------------   --------------------
Dipanjan Deb                           --                            --

--------------------   ----------------------------------   --------------------
Dwight W. Decker               1,478,908 (2) (3) (4)                1.5%

--------------------   ----------------------------------   --------------------
F. Craig Farrill                   56,014 (3)                        *

--------------------   ----------------------------------   --------------------
Armando Geday                          --                            --

--------------------   ----------------------------------   --------------------
Balakrishnan S. Iyer             167,099 (2) (3)                    0.2%

--------------------   ----------------------------------   --------------------
John W. Marren                         --                            --

--------------------   ----------------------------------   --------------------
D. Scott Mercer                     3,575 (3)                        *

--------------------   ----------------------------------   --------------------
Jerre L. Stead                   69,126 (3) (4)                      *

--------------------   ----------------------------------   --------------------
Giuseppe P. Zocco                      --                            --

--------------------   ----------------------------------   --------------------
J. Scott Blouin                    71,493 (3)                        *

--------------------   ----------------------------------   --------------------
Lewis C. Brewster                277,491 (2) (3)                    0.3%

--------------------   ----------------------------------   --------------------
Robert McMullan                        --                            --

--------------------   ----------------------------------   --------------------
Dennis E. O'Reilly               48,253 (2) (3)                      *

--------------------   ----------------------------------   --------------------
C. Michael Powell                    1,666                           *

--------------------   ----------------------------------   --------------------
F. Matthew Rhodes                144,580 (2) (3)                    0.1%

--------------------   ----------------------------------   --------------------
*   Less than 0.1%

CUSIP NO. 83088M102              SCHEDULE 13D              Page 12 of 12 Pages


(1) For purposes of computing the percentage of outstanding shares beneficially owned by each person, shares of which such person has a right to acquire beneficial ownership within 60 days have been included in both the number of shares owned by that person and the number of shares outstanding, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act.

(2) Includes shares held under the savings plans of Conexant and Rockwell Automation, Inc. Does not include the following: 1,357, 53, 38, 11 and 66 share equivalents for Messrs. Decker, Iyer, Brewster, O'Reilly and Rhodes, respectively, held under Conexant's and Rockwell's supplemental savings plans. Awards under the supplemental savings plans are paid in cash.

(3) Includes shares that may be acquired upon the exercise of outstanding stock options under the Mindspeed Technologies, Inc. 2003 Stock Option Plan within 60 days as follows: 266,902; 8,938; 1,399,345; 53,630;
      159,283; 3,575; 46,480; 71,493; 270,667; 17,878; and 137,476 for Messrs.
      Beall, Cicerone, Decker, Farill, Iyer, Mercer, Stead, Blouin, Brewster, O'Reilly and Rhodes, respectively. Does not include shares subject to outstanding stock options under the 2003 Stock Option Plan that are not exercisable within 60 days as follows: 32,176; 12,513; 201,119; 32,176;
      75,979; 10,725; 32,176; 87,142; 64,802; 35,754; and 67,037 for Messrs.
      Beall, Cicerone, Decker, Farill, Iyer, Mercer, Stead, Blouin, Brewster, O'Reilly and Rhodes, respectively.

(4) Includes 10,000 shares for each of Messrs. Beall, Decker and Stead that may be acquired upon the exercise of outstanding stock options under the Mindspeed Technologies, Inc. Directors Stock Plan within 60 days. Does not include 50,000 shares for each of Messrs. Beall, Decker and Stead subject to outstanding stock options under the Directors Stock Plan that are not exercisable within 60 days.